

September 12, 2024

Robert W. Garner
Chief Executive Officer
Charlton Aria Acquisition Corp.
221 W 9th St #848
Wilmington, DE 19801

> **Re: Charlton Aria Acquisition Corp.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted August 28, 2024**
> **CIK No. 0002024459**

Dear Robert W. Garner:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Draft Registration Statement on Form S-1 Submitted August 28, 2024
Cover Page

1. We acknowledge your response to prior comment 4. We also note that footnotes (4) and (8) of the dilution table on the cover page are inconsistent with footnotes (4) and (8) of the dilution table elsewhere in the prospectus. Please revise or advise.

Our Sponsor, page 4

2. We acknowledge your response to prior comment 12. Please revise your table here and on page 111 to identify the natural persons and entities subject to the agreement and describe any exceptions under the agreement. Please see Item 1603(b)(9) of Regulation S-K.

3.   Please revise the disclosure accompanying the table on page 6 and disclosure on page 89 to also refer to the loans to be repaid upon completion of the offering, consistent with your disclosure on your cover page. Please see Item 1603(a)(6).

4.   We acknowledge your response to prior comment 14. Please revise the table on pages 6 and 7 disclosing the securities owned by the sponsor to indicate the price paid or to be paid for the securities in the table. Outside of the table and on the cover page, please describe the extent to which compensation and the issuance of securities may result in a material dilution of the purchasers' equity interests. Note that this is in addition to the information to be presented in the dilution tables. See Items 1602(a)(3), 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Automatic liquidation if no business combination, page 27

5.   We note disclosure you revised in response to prior comment 16. Where you state that up to $100,000 "of interests of the trust fund" may be released to cover dissolution expenses including liquidation expenses of the Trust Account, please clarify whether you mean to refer to interest on the funds held in the trust account, or the interests or assets of the trust account itself that may be released.

Dilution, page 78

6.   We have reviewed your response to comment 20 and your revised disclosure. Please revise your dilution table to show the nature and amounts of each source of dilution used to determine net tangible book value per share, as adjusted; the number of shares used to determine net tangible book value per share, as adjusted; and any adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted, in quartile intervals. Refer to Item 1602(c) of Regulation S-K.

7.   Within your risk factors, we note several mentions of possible actions which may cause further dilution, including dilutive equity financings. Please revise your dilution disclosure to describe each material potential source of future dilution following your offering, including sources not included in your dilution table. Refer to Item 1602(c) of Regulation S-K.

Our sponsor, page 109

8.   We note the disclosure you added in response to prior comment 21. Please clarify whether, although Mr. Tan is not expected to transfer any securities of the sponsor prior to the offering, there are any circumstances under which he could indirectly transfer ownership of SPAC securities through the transfer of sponsor membership interests. Disclosure should also address the possibility of such transfers at any time, not limited to the period prior to the offering.

Item 16. Exhibits and Financial Statement Schedules, page II-2

9.   We note you have identified Stephen Markscheid, Umesh Patel, and Mark Chaney as your director nominees. Please revise your exhibit index to include the correct natural persons who have consented as your director nominee. Refer to Rule 438 of the Securities Act.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Real Estate & Construction

cc: Arila Zhou